File Number 082-02819

SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

05 January 2005

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA


05005171

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully



Gemma Knowles
Company Secretarial Assistant

Encl.

dlw 1/13

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2005\A - SEC - Sharesave Options - M Bettington - 5Jan05.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc announces that options under its approved Sharesave Scheme have been granted to the following director. The date of grant was 5 January 2005 and the savings contract commences on 1 May 2005:-

Name:	M J Bettington
Sharesave Options Granted:	1,248
Option Price Per Share:	£7.59
Total Sharesave Options Held (following this Grant):	1,248

www.severntrent.com